Exhibit (a)(5)(H)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE COMVERGE, INC.	)	CONSOLIDATED
SHAREHOLDERS LITIGATION	)	C.A. No. 7368-VCP

VERIFIED CONSOLIDATED AMENDED CLASS ACTION COMPLAINT

Plaintiffs Gary K. Schultz, Saravanan Somlinga and Adrienne Cohen (“Plaintiffs”), by their attorneys, allege the following upon information and belief, except as to those allegations pertaining to Plaintiffs, which are alleged upon personal knowledge:

NATURE OF THE ACTION

1. This is a shareholder class action brought by Plaintiffs on behalf of themselves and all other similarly situated public shareholders of Comverge, Inc. (“Comverge” or the “Company”) against the Company and its Board of Directors (the “Board” or the “Individual Defendants”), for breaches of fiduciary duties, and against H.I.G. Capital, L.L.C. (“HIG”), a private investment firm, and its affiliates, Peak Holding Corp. and Peak Merger Corp. (“Merger Sub”), for aiding and abetting such breaches of fiduciary duties. Plaintiffs’ claims arise from the Agreement and Plan of Merger between the Company, Peak Holding Corp. and Merger Sub dated March 26, 2012 (the “Merger Agreement”) pursuant to which Peak Holding Corp. commenced a tender offer (the “Tender Offer”) to acquire all outstanding shares of Comverge for $1.75 per share in cash (the “Buyout”) on April 11, 2012. The Tender Offer is set to expire (unless extended) on May 8, 2012.

2. The Buyout is a takeunder, where the Buyout price is lower than the market price at the time of the Merger Agreement. Comverge stock traded at $7.58 on

January 5, 2011 and at $1.88 (7% above the Buyout price) as recently as March 23, 2012 – the last trading day before the announcement of the Buyout. Following the announcement of the Buyout, Comverge stock has been trading above $1.75 and as high as $1.99 per share on March 26, 2012. In addition, at least one analyst has set a price target for Comverge stock at $8.65 per share.

3. Through the sales process, the Company received substantially higher bids than the $1.75 per share offer price, and HIG itself offered to purchase the Company at $2.25 per share before resorting to coercive tactics to ensure that the Board agreed to the Buyout. Specifically, HIG was bound by a Non-Disclosure Agreement dated November 15, 2011 (the “NDA”), which contained a strict standstill agreement wherein HIG, through its affiliates, agreed that it would not “acquire, agree to acquire, propose, seek or offer to acquire, or facilitate the acquisition or ownership of, any securities or assets of Comverge, any warrant or option to purchase such securities or assets, any security convertible into any such securities, or any other right to acquire such securities.” This was a critical term of the NDA, because the holders of a majority of Comverge’s debt had previously agreed to a forbearance under the terms of certain loan agreement and promised not to accelerate the Company’s debt upon the Company’s default under that loan agreement. HIG nevertheless caused its affiliate to acquire the Company’s debt when the Board rebuffed HIG’s $2.25 offer and threatened to accelerate that debt if the Company did not agree to HIG’s even lower offer of $1.50 per share. Rather than pursue its rights under the NDA, the Board quickly acquiesced to HIG’s demands and agreed to the Buyout at $1.75 per share even as Comverge’s shares traded above the offer price.Thus, but for HIG’s improper breach of the NDA, HIG would not have acquired Comverge at the deeply discounted price of $1.75 per share.

4. The Individual Defendants have breached their fiduciary duties by agreeing to the Buyout for below consideration and without conducting an appropriate sale process or otherwise taking reasonable steps to ensure that Comverge’s public shareholders will receive maximum value for their shares. In a “knee-jerk” reaction to the news that HIG had acquired certain convertible debt of the Company, the Individual Defendants simply caved, without considering their fiduciary obligations to the Company’s stockholders. The Individual Defendants have further agreed to onerous deal protection devices, including a termination and expense fees totaling $2.7 to $3.43 million, or 5.6% to 7% of the equity value of the Buyout, to discourage any superior offer from being made for the Company.

5. Additionally, beyond the Individual Defendants’ failure to fulfill their fiduciary duty to fully inform themselves and pursue a process that was reasonably calculated to maximize stockholder value, the Individual Defendants filed a Schedule 14D-9 Recommendation Statement (the “Recommendation Statement”) with the U.S. Securities and Exchange Commission (“SEC”) on April 12, 2012, that is replete with incomplete disclosures and which omits material facts. Such omissions of crucial information pose an unlawful obstacle to the stockholders’ decision-making process in assessing whether to tender their shares, or instead, to pursue and perfect their appraisal rights pursuant to DGCL §262(b).

6. Accordingly, Plaintiffs seek equitable relief, compelling the Board to properly exercise its fiduciary duties to maximize shareholder value in connection with the Buyout or any alternate transaction.

THE PARTIES

7. Plaintiffs are, and at all times relevant hereto were, the owners of shares of Comverge common stock.

8. Comverge is a Delaware corporation with principle executive offices located at 5390 Triangle Parkway, Suite 300, Norcross, Georgia 30092. Comverge provides intelligent energy management (“IEM”) solutions that provide residential, commercial and industrial consumers with time of use electricity price signals, allowing consumers to match electricity use with the cost of purchasing electricity, thereby adjusting their energy usage to save cost. The Company’s IEM technology is also used by utility companies to monitor residential power consumption and adjust power distribution during peak times to prevent power outages. The Company’s customers include large investor-owned utilities, independent system operators and regional transmission organizations (which are regional entities that monitor and control a regional electric grid), electric cooperatives, municipalities, energy service companies and military bases, including energy providers such as Austin Energy, Consolidated Edison Company of New York, Inc., Georgia Power, Gulf Power Company, Inc., PacifiCorp, PECO, Pepco Holdings, Inc., PJM Interconnection, PPL Corporation, Progress Energy, Inc., Public Service Company of New Mexico, San Diego Gas & Electric Company and Southern Maryland Electric Cooperative, Inc. Comverge common stock is publicly traded on the NASDAQ Stock Market under the symbol “COMV.”

9. Defendant R. Blake Young (“Young”) has served as the Company’s President and Chief Executive Officer (“CEO”) since February 2010, and as a member of the Board since August 2006. Prior to joining Comverge, Young served in various senior management positions of Dynegy Inc. from 1998 to 2005.

10. Defendant Nora Mead Brownell (“Brownell”) has served as a member of the Board since December 2006. Brownell serves on the Compensation Committee and is the chair of the Nominating and Corporate Governance Committee of the Board.

11. Defendant Alec G. Dreyer (“Dreyer”) has served as a member of the Board since January 2008. Dreyer serves as chairman of the Audit Committee and as a member of the Compensation Committee of the Board. Prior to joining Comverge, Dreyer served as an Executive Vice President of Dynegy Inc.

12. Defendant Rudolf J. Hoefling (“Hoefling”) joined the Board effective February 27, 2012 to fill vacancy of Class II directors following resignation of director Scott B. Ungerrer, and decision by defendant Joseph M. O’Donnell (“O’Donnell”) not to seek reelection. Hoefling is a member of the Board’s Audit Committee and the Nominating and Corporate Governance Committee.

13. Defendant A. Laurence Jones (“Jones”) has served as a member of the Board since October 2009. Jones is a member of the Board’s Audit Committee and the Compensation Committee and served as the Chair of a special committee of the Board (the “Committee”) that was established to develop and evaluate strategic alternatives for the Company.

14. Defendant David R. Kuzma (“Kuzma”) joined the Board effective February 27, 2012, when the Board increased the number of authorized directors of the Board from eight to ten directors. Kuzma now serves as the chair of the Compensation Committee.

15. Defendant John T. McCarter (“McCarter”) has served as a member of the Board since October 2010. McCarter is a member of the Board’s Nominating and Corporate Governance Committee and the Compensation Committee.

16. Defendant James J. Moore (“Moore”) joined the Board effective February 27, 2012, when the Board increased the number of authorized directors of the Board from eight to ten directors. Moore is a member of the Board’s Nominating and Corporate Governance Committee.

17. Defendant O’Donnell has served as a member of the Board since October 2009. In February 2012, O’Donnell informed the Board that he would not seek reelection.

18. Defendant John S. Rego (“Rego”) has served as a member of the Board since October 2010. Rego is the chair of the Board’s Audit Committee.

19. Defendants Young, Brownell, Dreyer, Hoefling, Jones, Kuzma, McCarter, Moore, O’Donnell and Rego are collectively referred to herein as the previously defined “Individual Defendants.”

20. Defendant HIG is a Delaware limited liability company. HIG is a private equity firm that has invested and managed more than 200 companies worldwide since its founding in 1993 and has over $8.5 billion under management.

21. Defendant Peak Holding Corp. is a Delaware corporation and is an affiliate of HIG.

22. Defendant Merger Sub is a Delaware company and wholly-owned subsidiary of Peak Holding Corp. formed solely to effectuate the Buyout. Collectively, Peak Holding Corp. and Merger Sub are referred to as “Peak” herein.

23. The Individual Defendants, Comverge, HIG and Peak, are collectively referred to herein as “Defendants.”

CLASS ACTION ALLEGATIONS

24. Plaintiffs bring this action pursuant to Court of Chancery Rule 23, individually and on behalf of the holders of the common stock of the Company, who have been and/or will be harmed as a result of the wrongful conduct alleged herein (the “Class”). The Class excludes Defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants.

25. This action is properly maintainable as a class action.

26. The Class is so numerous that joinder of all members is impracticable. As of March 31, 2012, the Company had over 27 million shares outstanding that were not beneficially owned by the Defendants. Members of the Class are scattered geographically and are so numerous that it is impracticable to bring them all before this Court.

27. Questions of law and fact exist that are common to the Class, including, among others:

(a) whether the Individual Defendants have breached their fiduciary duties owed to Plaintiffs and the Class;

(b) whether HIG and Peak have aided and abetted such breaches of fiduciary duty; and

(c) whether Plaintiffs and the other members of the Class will be irreparably damaged if Defendants are not enjoined from continuing the conduct described herein.

28. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs’ claims are typical of the claims of the other members of the Class and Plaintiffs have the same interests as the other members of the Class. Accordingly, Plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

29. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class, which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

30. Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

SUBSTANTIVE ALLEGATIONS

Background of the Company

31. The Company business began as divisions of Scientific Atlanta, Inc. and Lucent Technologies Inc. in 1974 and 1991, respectively. In 1992, Acorn Energy, Inc. (“AEI”) created a Powercom Division to develop advanced meter reading, electric utility data management and analysis, and load management solutions. Comverge was organized in 1997 as a Delaware corporation by AEI. The Company evolved its operations through the acquisition of the Utility Solutions Division of Lucent Technologies Inc. in 1997 and the organization of Comverge Control Systems, Ltd. in 1998.

32. In April 2007, the Company completed its initial public offering. In October 2010, Comverge unveiled its vision for IEM, its next-generation of software, hardware and services that help electric utilities, commercial and industrial organizations and consumers optimize energy usage. Currently about 500 utilities and 2,100 customers use the Company’s services to curb power demand during peak use times, especially in summer months when air conditioners are widely used. Most of the Company’s clients are located within the United States.

33. On December 20, 2011, the Company announced a $27 million agreement to manage electricity demand of Eskom, the largest electricity provider in Africa, by creating and co-managing Africa’s first open market for demand response resources. The Eskom contract represents the first significant international contract for the Company. According to the press release announcing the Eskom contract:

This new partnership with Eskom, the largest electricity provider in Africa, validates the power of Comverge’s integrated Intelligent Energy Management (IEM) solutions and demonstrates how they can help address some of the most complex electricity supply and demand challenges in the world,” said R. Blake Young, president and chief executive officer, Comverge. “Working closely with Eskom, Comverge will establish the first sophisticated, broadly available capacity market in South Africa and help launch a network of curtailment service providers. This project requires proven, comprehensive demand response technology and know-how and we believe that Comverge’s IntelliSOURCE enterprise software platform combined with our decades of experience in understanding energy markets will serve Eskom well in meeting its progressive energy management objectives.

34. The Company’s 2011 annual and fourth quarter results showed the Company’s growth potential, with 2011 being the Company’s “strongest operational and financial performance in the company’s history” with reported 2011 revenues of $136.42 million as compared to $119.389 million in 2010 and $98.844 million in 2009. Highlights of these financial results include:

•	2011 annual revenue growth of 14 percent;

•	Removed $4.1 million of expense from the business;

•	Added more than 800 new megawatts (MW) under management;

•	Secured first international contract with Eskom, the largest electricity provider in Africa;

•	Increased adoption of IntelliSOURCE, with 22 utilities now using Comverge’s new enterprise software platform; and

•	Working with lenders and potential strategic parties to address liquidity and capital issues.

35. According to Young, Comverge “had a strong finish to 2011, highlighted by [its] first international win with Eskom, the largest utility in Africa, continued adoption of [its] IntelliSOURCE platform, and growth across both [its] residential and commercial and industrial businesses….With [its] recent new client wins, strong backlog, and improved cost structure, we believe that upon resolution of [its] capital needs, the company is well-positioned for growth and continued success in the energy management space.” Moreover, the Company expects even stronger growth in 2012, with revenues ranging from $145 to $170 million and adjusted EBITDA from $3.0 to $10.0 million.

36. On March 15, 2012, www.seekingalpha.com published an article by Evans Capital entitled “Comverge: Investing in the Smart Grid of the Future,” that touted Comverge’s growth and strong potential for future profitability:

Comverge recently reported its fiscal year and fourth quarter 2011 earnings, which were the strongest operational and financial performance in the company’s history. Its 4th quarter, EPS were 18 cents a share compared to analysts’ estimates of break even. Fourth quarter revenue was just $36.7 million versus analyst estimates of $38.8 million. Despite this, the company still guided up 2012 revenue to $145 million- $170 million, compared to current estimates of $154.6 million. Comverge’s fiscal year 2011 revenue was $136 million, so if I take the average of its guidance, Comverge is expecting revenue growth of 15% year over year. I am expecting Comverge’s guidance to be conservative because its commercial & industrial business grew a remarkable 130% year over year this past year. This tells me its Intellisource platform technology is being more accepted by utilities and in my opinion will become a necessity. Comverge now has 22 utilities using Intelisource to manage their Demand Response programs. This past December, Comverge received a $27 million contract with South African utility Eskom, the largest utility company in Africa.

OK, everything sounds great with this company; it is growing revenues and EPS and it owns an emerging technology that helps with the smart grid. Where is the caveat? The company needs to raise capital to help rid themselves of a bank credit line, some short-term debt and payables, and to finance future working capital expansion. This is an immediate need for the company, and as management mentions in the company’s 4th quarter release, the board is working diligently on strategic alternatives for obtaining the required capital and financing. Numerous private institutions have been acquiring the company’s stock over the past couple of months and I am expecting Comverge to acquire financing through a private equity partner.

Comverge’s stock price is up 30% year to date. And institutional ownership has increased. Due to the growing market of the smart grid, I believe Comverge is set to surge into profitability and generate strong earnings growth for years to come. Every weak moment in the stock price is, in my opinion, a great entry point.

37. On March 19, 2012, just one week before Comverge announced the Buyout, analyst Sean H.F. Hannan of Needham & Company reiterated a “Buy” rating on Comverge, stating:

We believe COMV has made solid traction with its cost reduction efforts, and the next 2 years should also deliver solid double-digit top-line growth. Further positives should come through leverage on a more manageable cost structure (in addition to likelihood of further cost controls) that looks poised to drive solid EBITDA (with healthy opportunity for upside, in our view). We acknowledge the Grace Bay covenant non-compliance is a setback, but we believe the impact to be largely limited to 1Q results. Also, while a capital raise is still required to support ongoing operations (and ahead of next PJM-N/R auction), we are optimistic that COMV is moving closer to securing adequate funding.

38. Indeed, the Company’s Recommendation Statement provides management’s own five year forecasts, which predict that the Company’s net income will rise from a negative ($8.15 million) to a positive ($22.6 million) in five years, with the Company gaining positive net income of $1.16 million in 2013.

Comverge Seeks an Equity Stake Partner

39. In the fall of 2010, the Company hired J.P. Morgan Securities LLC (“JP Morgan”) as a financial advisor to assist the Company in obtaining additional capital,

which included contacting potential financial or strategic parties to acquire a 20% equity stake in the Company. In the beginning of 2011, JP Morgan contacted 25 such potential investors. According to the Recommendation Statement, five strategic and five financial buyers entered into confidentiality agreements with the Company. By April 15, 2011, none of these parties provided the Company with an interest in a 20% equity stake in the Company, but one party submitted a preliminary, non-binding indication of interest to acquire Comverge.

40. The Company entertained a brief sales process from May 2011 until approximately July 14, 2011, and retained UBS Securities, LLC (“UBS”) for the purpose of providing the Company with a fairness opinion. The Company dealt only with parties that JP Morgan contacted in the beginning of 2011. Comverge received only one undisclosed final bid, which the Board refused to accept due to UBS’ conclusion that it could not provide a fairness opinion based on the Company’s projections. After July, the Company abandoned the sales process and sought to raise capital through a public equity offering and incurrence of new indebtedness.

HIG’s First Attempt to Buy the Company for $2.25 Per Share of Comverge Stock

41. On November 3, 2011, HIG’s principal, Joseph D. Zulli (“Zulli”), approached Brownell concerning a potential investment in the Company. It is not clear from the Recommendation Statement whether HIG was one of the financial parties originally contacted by JP Morgan in early 2011. Thereafter, Young and David Mathieson (“Mathieson”), the Company’s Chief Financial Officer, held a call with HIG management on November 11, 2011 to discuss the Company’s business model.

42. On November 15, 2011, the Company and HIG entered into the NDA, which provided for a one-year standstill period:

9. Standstill Period. H.I.G. acknowledges that, in its examination of the Confidential Information, you may have access to material non-public information concerning COMVERGE. You agree that, for a period of one year following the date of this agreement (the “Standstill Period”), you will not, directly or indirectly, without the prior written consent of the majority of the Board of Directors of COMVERGE, (i) acquire, agree to acquire, propose, seek or offer to acquire, or facilitate the acquisition or ownership of, any securities or assets of COMVERGE, any warrant or option to purchase such securities or assets, any security convertible into any such securities, or any other right to acquire such securities, (ii) other than with respect to the Transaction, enter, agree to enter, propose, seek or offer to enter into or facilitate any merger, business combination, recapitalization, restructuring or other extraordinary transaction involving COMVERGE, (iii) make, or in any way participate or engage in, any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of COMVERGE; (iv) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with respect to any voting securities of COMVERGE, (v) call, request the calling of, or otherwise act, alone or in concert with others, to seek to control or influence the management or the policies of COMVERGE, (vi) other than with respect to the Transaction, disclose any intention, plan or arrangement prohibited by, or inconsistent with, the foregoing or (vii) except as permitted in the Agreement, advise, assist or encourage or enter into any discussions, negotiations, agreements or arrangements with any other persons in connection with the foregoing. You further agree that during the Standstill Period you will not directly or indirectly, without the prior written consent of the Board of Directors of COMVERGE, take any action that to your knowledge might require COMVERGE to make a public announcement regarding the possibility of a business combination, merger or other type of transaction described in this paragraph. The provisions of this paragraph shall be inoperative and of no force or effect if any other person or group (as defined in Section 13(d)(3) of the Exchange Act) shall have acquired or entered into a definitive agreement (approved by the Board of Directors of COMVERGE) to acquire more than 50% of the outstanding voting securities of COMVERGE or assets of COMVERGE or its subsidiaries representing more than 50% of the consolidated earning power of COMVERGE and its subsidiaries. Notwithstanding the foregoing, and as described in Section 14, nothing in this section shall preclude H.I.G. from acquiring securities of COMVERGE in the public markets as a public investor in COMVERGE, so long as such transactions do not violate the applicable United States securities laws. Furthermore, for avoidance of doubt, both Parties agree that the purpose of the Transaction is for H.I.G. to submit a proposal to COMVERGE regarding a possible transaction. Accordingly, until informed in writing by COMVERGE otherwise, H.I.G. may propose potential transactions to COMVERGE without violating any of the restrictions set forth above in this section.

(Emphasis added).

43. While the Company’s Recommendation Statement contains the NDA as an exhibit to HIG’s tender offer statement, the Recommendation Statement does not mention the NDA in the background section, nor does the Recommendation Statement explain to shareholders the Company’s contractual rights under the NDA vis-a-vis HIG and its affiliates.

44. On November 30, 2011, HIG submitted an indication of interest to purchase the Company. HIG also immediately expressed an interest in retaining the Company’s management to run the successor entity, should the Buyout be consummated. The Recommendation Statement does not disclose HIG’s opening offer to purchase Comverge.

45. Shortly after receiving HIG’s offer, on December 5, 2011, the Board established the Committee to evaluate strategic alternatives for the Company given the likelihood that management would be retained by HIG. The Committee consisted of Defendants Dreyer, Jones and Rego, with Jones to serve as Committee Chair. The Committee’s mandate was focused primarily on a transaction with HIG, although the Committee was empowered to consider other offers. On January 17, 2012, McCarter joined the Committee.

46. On December 9, 2011, HIG was granted access to an electronic data room by the Company containing confidential financial, commercial and legal information. The following week, Mathieson contacted HIG and asked it if HIG would be willing to extend a bridge loan to the Company at the beginning of 2012 given the Company’s liquidity concerns. The Recommendation Statement is silent as to whether Mathieson received the Committee’s or the Board’s authorization to hold discussions with HIG concerning the Company’s liquidity concerns.

47. On December 21, 2011, HIG provided the Committee with a nonbinding proposal to acquire the Company at $1.75 per share. In addition, HIG’s proposal included a $12 million bridge loan. HIG also sought an exclusivity agreement, which the Committee refused to enter into. According to the Recommendation Statement, at this time, JP Morgan was in touch with other parties interested in a potential transaction with the Company, although the Recommendation Statement does not disclose the number of parties contacted by JP Morgan, whether these parties were strategic or financial buyers, and whether JP Morgan expanded its search beyond the 25 parties initially contacted in early 2011.

48. On January 12, 2012, HIG increased its proposed purchase price to $2.00 per share, which it memorialized in a January 19, 2012 offer. After further discussion, HIG agreed to increase its offer price to $2.15 per share. After further insistence from HIG – and despite JP Morgan’s communication with other interested parties – the Committee acquiesced and agreed to enter into an Exclusivity Agreement with HIG, commencing on January 28, 2012. The Exclusivity Agreement would expire on February 15, 2012.

49. During this time, the Company was also seeking to restructure its lending facilities with its lenders Silicon Valley Bank (“SVB”) and Partners for Growth III, L.P. (“PFG”). The Company entered into an agreement with SVB in November 2008. The SVB loan was amended in February 2010 to increase the revolver loan from $10.0 million to $30.0 million for borrowings to fund general working capital and other corporate purposes and issuances of letters of credit. In November 2010, Comverge entered into a convertible loan and security agreement with PFG (the “PFG Loan”) to fund general working capital and other corporate purposes. Pursuant to the PFG Loan, PFG held convertible notes that have a principal amount of $15 million and are convertible into 2,747,252 shares of Comverge common stock at a conversion price of $5.46 per share issued by the Company (the “PFG Notes”). The PFG Loan was subordinate to the SVB loan agreement. In mid-January, PFG informed the Company that it would defer any amortization of the PFG Loan based on the Company’s failure to meet a minimum revenue test. In January 2012, PFG also revealed to Comverge management that it was seeking to sell or assign the PFG Notes, but promised to hold off selling and/or amortizing the debt at least for the short term.

50. On January 30, 2012, the Board received a non-binding proposal to purchase the Company from a potential strategic investor, “Company X,” for $2.00 per share. On February 2, 2012, Company X significantly raised its non-binding proposal to $4.00 to $6.00 per share. Due to the Exclusivity Agreement, the Board was not able to negotiate further with Company X.

51. The Board met on February 9, 2012 to discuss strategic alternatives as well as the HIG proposal. The Board determined that HIG’s proposed purchase price of $2.15 per share, coupled with its restrictive deal terms and a go-shop period, was not adequate. Comverge conveyed this information to HIG. In response, HIG ultimately increased its offer to $2.25 per share with a $20 million reverse termination fee on February 14, 2012.

52. On February 15, 2012, JP Morgan informed HIG that the Board considered its $2.25 per share offer inadequate, in light of Company X’s offer. HIG declined to increase its offer price and the Exclusivity Agreement terminated on February 15, 2012. When the exclusivity period with HIG ended on February 15, 2012, the Company commenced talks with potential interested parties, including Company X. The Recommendation Statement does not reveal the number of parties contacted by the Company, whether these parties were the same as those contacted in early 2011, or what these discussions led to.

53. During this time period, SVB and PFG agreed that they would forebear any amortization or acceleration on the outstanding debt and SVB further indicated it was willing to restructure the terms of the indebtedness.

54. Seeking to ensure it captured the prize in face of possible competition, HIG sought to raise the pressure on Comverge by acquiring the PFG Notes from PFG through its affiliate, Grace Bay Holdings II, LLC (“Grace Bay”), apparently in contravention to the strict standstill provisions in the NDA prohibiting HIG from “acquir[ing], agree[ing] to acquire, propos[ing], seek[ing] or offer[ing] to acquire, or facilitat[ing] the acquisition or ownership of, any securities or assets of Comverge, any warrant or option to purchase such securities or assets, any security convertible into any such securities, or any other right to acquire such securities.” According to HIG’s offer to purchase, Grace Bay is an affiliate of HIG. On February 16, 2012, after being rebuffed by the Company a day earlier, Grace Bay contacted PFG to express interest in purchasing the PFG Notes, as well as all the rights and obligations under the PFG Loan, at a price that PFG simply could not refuse. Between February 16, 2012 and February 24, 2012, PFG, HIG and their counsel engaged in calls to negotiate the purchase of the PFG Notes. On February 24, 2012, Grace Bay purchased 51% of the PFG Notes for $7.65 million. The terms of the sale also provided that, for eighteen months from the date of the sale, PFG had the option to sell, and Grace Bay had the option to buy, the remaining 49% of the PFG Notes for $8.86 million. HIG’s offer to purchase states that HIG funded Grace Bay’s purchase of the PFG Notes.

55. On February 24, 2012, the Company received a letter from Grace Bay notifying the Company that Grace Bay had purchased its 51% interest in the convertible notes issued by the Company to PFG. On February 27, 2012, Grace Bay further notified the Board that it believed that the Company was in default under the PFG Loan. PFG sold the remaining 49% interest of the PFG Notes to Grace Bay on March 8, 2012. In short, HIG, through Grace Bay, bought the PFG Notes with a $15 million face value for $16.51 million (or face value plus 2.5%) for the sole purpose of pressuring Comverge to agree to the Buyout, recognizing that due to the financial crunch Comverge was experiencing, it had the pressure necessary to capture the Company at a bargain-basement price.

56. While the Company disputed that it was in default, HIG took advantage of the Company’s weakened position to reduce its already lowball offer to $1.50 per share, as well as reduce its earlier proposed reverse termination fee of $20 million to $3.8 million per share. Thereafter, on March 8, 2012, HIG agreed to increase the offer price to $1.75 per share.

57. HIG, through Grace Bay, also sought to forestall the Company’s talks with SVB and the Company’s large shareholders concerning an attempt to raise equity. Talks with the shareholders and SVB stalled after SVB was unable to get Grace Bay in line.

58. Dissatisfied with the progress, HIG further “upped the ante” on March 9, 2012 when Grace Bay sent the Company a letter restating its belief that Comverge was in default.

59. Recognizing that HIG’s offer was unsupportable given the Company’s future prospects, on March 12, 2012, UBS informed the Company that it would not be able to provide it with a fairness opinion for this transaction. Likewise, JP Morgan had already determined it would not provide the Company with a fairness opinion, obligating the Company to locate a financial advisor that would agree to issue a fairness opinion on a transaction that was below fair value.

60. The very next day, the Committee retained Houlihan Lokey Capital, Inc. (“Houlihan”) to provide the Company with a fairness opinion after what must have been a quick search. It is not disclosed in the Recommendation Statement whether the Committee contacted any other financial advisor or considered Houlihan’s potential conflicts of interest when it hired Houlihan to issue a fairness opinion (or indeed, whether Houlihan was the pick of HIG). The Recommendation Statement provides only that “[Houlihan] and certain of its affiliates have in the past provided and are currently providing investment banking, financial advisory and other financial services to [HIG]…for which [Houlihan] and its affiliates have received, and may receive, compensation, including, among other things, having provided certain valuation advisory and financial opinion services to [HIG] and/or certain of its affiliates.” The Recommendation Statement does not disclose the amount of fees that Houlihan and its affiliates earned and/or are earning from HIG and its affiliates.

61. On March 21, 2012, the Board received a letter from Raging Capital Management, LLC (“Raging Capital”), a 11.9% shareholder of the Company. Raging Capital expressed an interest in participating in a rights offering by the Company and agreed to provide a breach loan to the Company until the completion of the offering. The Board decided not to pursue the transaction suggested by Raging Capital. Moreover, faced with the threat of acceleration of the PFG Loan as a result of HIG’s and Grace Bay’s purchase of the PFG Notes in violation of the NDA, the Company rejected other bidders in favor of HIG.

62. The Board instead continued negotiations with HIG. Defendant Jones, the Chair of the Committee, requested that HIG provide the Company with a best and final offer, noting that Comverge common stock was trading above the offer price. In exchange, HIG informed the Board that if an agreement was not signed by March 26, 2012, Grace Bay would accelerate the Company’s debt. Grace Bay issued this notice of acceleration and foreclosure on March 24, 2012.

63. On March 24, 2012, just 11 days following its retention, Houlihan provided the Company with a fairness opinion in exchange for a multi-tiered fee consisting of: (a) $500,000 upon execution of the engagement letter; (b) $400,000 upon Houlihan’s delivery of its fairness opinion; (c) $300,000 upon Houlihan’s delivery, if requested, of a fairness opinion with respect to any other alternative transaction considered by the Company; and (d) $300,000 upon the date, if any, Houlihan is requested to participate in negotiations between the Committee and third parties with respect to an alternative transaction during the Merger Agreement’s Go-Shop Period.

64. Importantly, Houlihan was able to provide the Company with a fairness opinion on the assumption that the Comverge would declare bankruptcy and assume a reorganization of the Company under Chapter 11. Thus, while UBS was unable to conclude that the Buyout was fair given the Company’s projected future growth, Houlihan started with the assumption that the Company’s shares would be worth nothing in bankruptcy, and thus opined that the takeunder price offered by HIG was fair. The Houlihan fairness opinion was starkly terse. It contains only two analyses: the Selected Companies Analysis and the Discounted Cash Flow Analysis, described in just one and a half pages of the Recommendation Statement.

65. The Board was fully aware that HIG was in breach of the NDA agreement. Moreover, the Board was in possession of undisclosed information about the Company’s future potential. Nonetheless the Board acquiesced to HIG’s improper pressure tactics. On March 26, 2012, following Grace Bay’s revocation of the foreclosure notice, the parties signed the Merger Agreement and the $12 million bridge loan.

The Buyout

66. On March 26, 2012, Comverge issued a press release announcing that it had entered into the Merger Agreement with Peak to be acquired by Merger Sub for $1.75 per share in cash, or approximately $49 million in equity value. In addition, HIG will provide Comverge with $12 million in debt financing in a separate transaction not contingent on the acquisition being completed (the “Note Purchase Agreement”). The notes issued under the Note Purchase Agreement bear an interest rate of 15% per annum with a 0.5% increase on March 26, 2013 (the “HIG Notes”). The amount outstanding is secured by substantially all the assets of the Company and its subsidiaries.

67. Under the Merger Agreement, the Company may initiate and encourage alternative acquisition proposals from third parties and provide non-public information until April 25, 2012 (the “Go-Shop Period”). The Company may extend the 30-day Go-Shop Period for ten days if it receives an alternative proposal that it believes may lead to a “Superior Proposal.”1 After the conclusion of the Go-Shop Period, the Company will be subject to “no-shop” restrictions and prohibited from soliciting alternative proposals.

[1]	According to the Merger Agreement, a Superior Proposal means:

[A]ny bona fide written Acquisition Proposal which is not solicited or received in violation of this Section 7.5 [Go-Shop Period] with the percentages set forth in the definition of such term changed from 15% to 100% with respect to total assets and from 15% to 75% with respect to total voting power) that the Strategy Committee determines in good faith, after consultation with its outside legal counsel and financial advisors (w) provides the Company’s stockholders with consideration having a value per Share that exceeds the Offer Price, (x) would result in a transaction, if consummated, that would be more favorable to the holders of Company Common Stock (taking into account all facts and circumstances, including all legal, financial, regulatory and other aspects of the proposal than the transactions contemplated hereby, (y) is reasonably likely to be consummated in a timely manner (taking into account all legal, financial, regulatory and other relevant considerations), and (z) is not subject to a financing condition or contingency (in each case taking into account any revisions to this Agreement made or proposed in writing by [Peak] prior to the time of determination).

68. In connection with the termination of the Merger Agreement, under specified circumstances, including with respect to the Company’s entry into an agreement with respect to a Superior Proposal, the Company is required to pay to Peak a termination fee equal to $1.93 million unless the termination by the Company and entry into an agreement with respect to a Superior Proposal occurs during the Go-Shop Period, in which case the Company is required to pay Parent a termination fee equal to $1.206 million and the Company also will be obligated to reimburse Parent for its expenses up to a limit of $1.5 million. Thus, the Company may be required to pay Peak as much as $2.706 to $3.43 million or 5.6% to 7% of the equity if a competing bidder emerges.

69. Importantly, HIG has commenced the Tender Offer already, while the Go- Shop Period is in effect, further reducing the likelihood of a competing bidder to emerge in a short time frame for such a micro-cap company as Comverge.

70. Moreover, the Merger Agreement provides Peak with a top-up option (the “Top-Up Option”), thereby further bolstering HIG’s position vis-à-vis any competing bidders.

71. If the Tender Offer is completed, HIG will acquire all remaining shares of the Company’s common stock through a second-step merger in which the holders of all shares not tendered in the tender offer and with respect to which appraisal rights are not timely and properly exercised will receive $1.75 in cash for each share of Comverge common stock they own, the same consideration per share as paid in the Tender Offer.

72. The $1.75 per share in cash agreed to by the Individual Defendants does not represent fair value for Comverge, in that it does not reflect the long-term value of the Company.

73. According to Thomson/First Call, analysts have valued the Company’s stock as high as $8.65 per share and Comverge’s common stock has traded as high as $5.09 per share in the past 52 weeks. One analyst commenting on the Buyout has noted that “we view the offer at 0.82 times the company’s 2012 consensus forecast gross profit of $60.2 million as a disappointing valuation.”

74. According to Antoine Gara of thestreet.com, “Comverge’s (COMV) sale to a private equity firm may save the energy metering company, but it comes at a big discount that will hurt existing shareholders. On Monday, Comverge said it would sell itself for $49 million — or $1.75 a share in cash — to the private equity firm H.I.G. Capital. That takeover price falls well below analyst estimates of the company’s worth and its 1-year highs even after a 2012 stock rally.” Gara further noted that the Buyout price is lower than analyst estimates that took in account the Company’s liquidity concerns: “[s]till, analysts gave the Norcross, Ga-based company a value far higher than the $1.75 takeout price, even after accounting for Comverge’s liquidity strains. The takeover price falls well below the $2.35 share value for Comverge that analysts polled by Bloomberg give the company.”

75. A March 27, 2012 article on The Deal noted that analysts believe that some shareholders will be disappointed with the offer: “HIG’s price is ‘lower than would have been expected, so I don’t think shareholders will be pleased,’ said Ben Schuman, an analyst with Pacific Crest Securities.”

76. On March 28, 2012, Raging Capital, an 11.9% shareholder of Comverge stock, filed a Schedule 13D with the SEC, calling the deal grossly inadequate:

Dear Members of the Board:

Raging Capital Management, LLC and its affiliates collectively own more than 3,200,000 shares, or approximately 11.9%, of Comverge, Inc. (“Comverge” or the “Company”).

As you are aware, on March 26, 2012 Comverge announced that it had reached an agreement to be acquired by H.I.G. Capital, LLC (“H.I.G.”) for a price of $1.75 per share. To put it simply, we are extremely disappointed with the price, terms and structure of this proposed acquisition and the actions taken by the Board of Directors (the “Board”) in furtherance thereof.

The proposed acquisition values Comverge at less than $50 million which, in our view, is a grossly inadequate equity valuation for a company with a $500 million multi-year backlog, more than 500 utility and commercial clients, and a leading edge technology platform. By our calculations, the offer price also represents a significant discount to the valuation of the Company’s primary publicly traded peer, EnerNOC, Inc. (Nasdaq: ENOC).

Even more troubling, H.I.G. could potentially reap payments worth up to 14% or more of the deal value in the event the deal is terminated, including up to $1.9 million in break-up fees, up to $1.5 million in expense reimbursements, and up to $3 million or more of profits upon conversion of its new convertible note to common shares (we view this bridge loan as essentially a second break-up fee designed to have a chilling effect on the ability of a third-party to submit a competing bid). Further, Comverge has only a short period of time, just 40 days, to “go shop” for a superior deal, even as H.I.G. retains a right of first refusal to match any superior offer. In short, we believe this deal is a lemon and we seriously question whether the Board has met its fiduciary obligations to shareholders.

In a letter to Chairman Alec Dreyer and CEO Blake Young dated March 15, 2012, we argued that existing shareholders should have the opportunity to participate pro-rata in any financing. We further expressed our willingness to participate in a rights offering and stated that we would even consider backstopping a larger rights offering or bridging the Company to the completion of such an offering. We believe it is more than likely that other shareholders would have similarly stepped up to refinance the Company rather than see it sold for a song to an opportunistic offeror. One must wonder what “package” Comverge’s management will receive from H.I.G. to remain with the Company.

While we have not yet decided on next steps, we believe Comverge remains an undervalued asset. We believe the Board, in the exercise of its fiduciary duties, should immediately withdraw its recommendation for H.I.G.’s proposal. We remain open to participating in an alternative transaction if we do not see a materially higher price for our shares.

Sincerely,

Raging Capital Management, LLC

By:	/s/ Frederick C. Wasch
Name:	Frederick C. Wasch
Title:	Attorney-in-fact for William C. Martin, Managing Member

(Emphasis added).

77. The Individual Defendants initiated a process to sell the Company, which imposes heightened fiduciary responsibilities on them and requires enhanced scrutiny by the Court. The Individual Defendants owe fundamental fiduciary obligations to the Company’s shareholders to take all necessary and appropriate steps to maximize the value of their shares in implementing such a transaction. In addition, the Individual Defendants have the responsibility to act independently so that the interests of Comverge’s public shareholders will be protected, and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved. Rather than truly shop the Company to the highest bidder, the Individual Defendants have agreed to an illusory Go-Shop Period that is unlikely to generate a reliable post-signing market check because Comverge is a micro-cap company and because the Individual Defendants have agreed to a mere 30-day Go-Shop Period that can be extended for a maximum 10 days (while the actual tender offer has commenced and is ongoing), provided that the Company receives an alternative proposal that the Individual Defendants believe may lead to a Superior Proposal. Following the expiration of the Go-Shop Period, the Company is prohibited from soliciting any proposals and must terminate any discussions with potential acquirers.

78. Instead, in agreeing to the Buyout, the Individual Defendants failed to maximize Comverge’s value and have further agreed to many buyer-friendly deal protection devices, including a $2.7 to $3.43 million termination and expense fee (or 5.6% to 7% of the equity value of the deal) to discourage the emergence of any competing bidder. In addition, pursuant to the Note Purchase Agreement, HIG can convert the HIG Notes into 8,571,428 shares of Comverge common stock at a price of $1.40 per share if the Company terminates the Merger Agreement. Thus, the Note Purchase Agreement provides HIG with $3 million in immediate profits for HIG at the offer price of $1.75 per share. The Note Purchase Agreement therefore operates as a de facto termination fee of at least an additional $3 million. In fact, the combined effect of the Note Purchase Agreement and the termination and expense fee will be a $5.7 to $6.43 million penalty or 11.6% to 13.1% of the equity value of the deal.

79. Pursuant to Section 7.5 of the Merger Agreement, the Company is required to notify Peak within one business day if it received an alternative acquisition proposal during the Go-Shop Period. Moreover, the Board is required to give Peak three business days of notice if the Company has received a written acquisition proposal that the Board believes to be a Superior Proposal and negotiate with Peak to adjust the terms and conditions of the Buyout such that the competing acquisition proposal ceases to be a Superior Proposal and thereby decreasing the chance that a competing bidder emerges.

80. The Merger Agreement further provides that the Company’s executive officers will continue as officers of the successor entity until successors have been appointed or elected.

81. As it stands, the Buyout does not adequately value Comverge shares. Instead, as a direct result of the Board’s breaches of duties, the Buyout will benefit Peak at the expense of Comverge’s public shareholders.

The Recommendation Statement is Replete with Material Misstatements or Omissions

82. Compounding the defective sales process utilized by the Individual Defendants, the Recommendation Statement fails to provide the Company’s stockholders with material information, thereby rendering the stockholders unable to make an accurately or adequately informed decision regarding whether to tender their shares into the Tender Offer or whether to exercise their appraisal rights.

83. Among these material omissions, the Recommendation Statement also fails to disclose the underlying methodologies, key inputs and multiples relied upon and observed by Houlihan, so that stockholders can properly assess the credibility of the analyses performed by Houlihan and relied upon by the Board in recommending the Buyout.

(a) With respect to the Selected Companies Analysis, the Recommendation Statement fails to disclose how Houlihan selected the comparable companies and the multiples and ratios observed for these companies, including: (i) FYE Adjusted EBITDA, (ii) LTM Adjusted EBITDA, (iii) NFY Adjusted EBITDA; (iv) NFY+1 Adjusted EBITDA; and (v) what adjustments, if any, Houlihan made with respect a potential Chapter 11 filing by the Company. This information is important for shareholders to be able to recreate Houlihan’s analysis to determine what credence to give its valuation of Comverge common stock, particularly because Houlihan’s analysis relies in part on the assumption that the Company will emerge from Chapter 11 reorganization.

(b) With respect to the Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose: (i) the definition of unlevered after-tax free cash flow as used in this analysis; (ii) whether stock-based compensation expense was treated as a cash expense; (iii) the specific inputs and assumptions used to determine the discount rate range of 15.0%-17.0%; (iv) the implied perpetuity growth rates observed; (v) whether the Company’s NOLs were accounted for in this analysis; and (vi) what adjustments, if any, Houlihan made with respect to a potential Chapter 11 filing by the

Company. The Discounted Cash Flow Analysis is particularly important for shareholders to determine the future worth of the Company. Here, Houlihan’s analysis is dependent in part of its assumption that the Company will emerge from Chapter 11 reorganization. This assumption is not disclosed in addition to other necessary and material information from which shareholders could run their own analysis.

84. The Recommendation Statement should also disclose the fees Houlihan earned from providing investment banking, financial advisory and other financial services to HIG and its affiliates, so that shareholders can gauge whether Houlihan suffered from a conflict of interest. The Recommendation Statement should further disclose whether this information was provided to the Committee and the Board prior to the Committee’s retention of Houlihan as financial advisor. In particular, the Recommendation Statement should disclose: (a) the specific services Houlihan provided to HIG, Comverge, or any of their respective affiliates in the last 2 years and how much compensation Houlihan earned as a result of these services; (b) how many of Houlihan’s employees have committed to invest in private equity or other investment funds managed or advised by HIG or its affiliates; and (c) how much money have Houlihan and its employees committed to invest in private equity or other investment funds managed or advised by HIG or its affiliates. Although Houlihan discloses that it provided and continues to provide banking, financial advisory and other financial services to HIG and its affiliates, the exact compensation for these services is not disclosed to shareholders.

85. With respect to its forecasts, the Company should disclose when the forecasts where created and for what purpose (e.g., selling company, obtaining additional financing or management of the Company) as well as disclose (i) the EBIT, (ii) Company’s taxes or tax rate, (iii) change in working capital, (iv) stock-based compensation expense and (v) the unlevered free cash flows used by Houlihan in its Discounted Cash Flow Analysis. The Company should further confirm that the projections presented in the Recommendation Statement are identical to the projections used by Houlihan in the preparation of its fairness opinion.

86. While the Recommendation Statement buries the NDA and only lists it as an exhibit to HIG’s offer to purchase, the Recommendation Statement should disclose that HIG’s purchase of the Notes through its affiliate violates the NDA. Comverge shareholders have not been properly apprised that Comverge has remedies under the NDA for HIG’s breach, which the Board has not pursued.

87. The Recommendation Statement should disclose HIG’s November 30, 2011 indication of interest to acquire the Company. While the Recommendation Statement discloses that HIG submitted an indication of interest, HIG’s initial valuation of the Company has not been disclosed. This is important for shareholders to know what value HIG placed on Comverge absent the pressure exerted from acquiring the Notes and placing Comverge in a virtual choke-hold.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

88. Plaintiffs repeat and reallege each allegation set forth herein.

89. The Individual Defendants have violated their fiduciary duties of care and loyalty, owed to public shareholders of Comverge.

90. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiffs and other members of the Class of the true value of their investment in Comverge.

91. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duty of loyalty owed to the shareholders of Comverge because, among other reasons, they failed to take steps to maximize the value of Comverge to its public shareholders.

92. As a result of the actions of Defendants, Plaintiffs and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Comverge’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

93. Defendants are not acting in good faith toward Plaintiffs and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class. Unless Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiffs and the members of the Class, all to the irreparable harm of the members of the Class.

94. Plaintiffs and the members of the Class have no adequate remedy at law.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting the Individual Defendants’

Breach of Fiduciary Duties Against Peak and HIG

95. Plaintiffs incorporate by reference and reallege each and every allegation contained above, as though fully set forth herein.

96. Peak and HIG have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Comverge’s public shareholders, and have participated in such breaches of fiduciary duties.

97. Peak and HIG have knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, Peak and HIG rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the merger in breach of their fiduciary duties.

98. Plaintiffs and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs demand injunctive relief in their favor and in favor of the Class and against Defendants as follows:

A. Declaring that the action is properly maintainable as a Class action and certifying Plaintiffs as Class representatives;

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Buyout, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders;

C. Ordering the Defendants to disclose to Comverge’s public shareholders the omitted material information alleged herein in an amendment to the Recommendation Statement, and if necessary, extending the close of the tender offer in order for this information to be fully disseminated to shareholders;

D. Ordering, if necessary, the Individual Defendants to pursue all remedies available under the NDA to prevent the Buyout from being consummated;

E. Rescinding, to the extent already implemented, the Buyout or any of the terms thereof, or granting Plaintiffs and the Class rescissory damages;

F. Directing the Individual Defendants to account to Plaintiffs and the Class for all damages suffered as a result of the Individual Defendants’ wrongdoing;

G. Awarding Plaintiffs the costs and disbursements of the action, including reasonable attorneys’ and experts’ fees; and

H. Granting such other and further equitable relief as the Court may deem just and proper.

Dated: April 18, 2012		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
919 North Market Street, Suite 980
Wilmington, DE 19801
OF COUNSEL:		(302) 295-5310

GARDY & NOTIS, LLP		ROSENTHAL, MONHAIT &
James S. Notis		GODDESS, P.A.
Kira German		P. Bradford deLeeuw (#3569)
560 Sylvan Avenue		919 North Market Street, Suite 1401
Englewood Cliffs, NJ 07632		Wilmington, DE 19801
(201) 567-7377		(302) 656-2500

FARUQI & FARUQI, LLP		Co-Liaison Counsel for Plaintiffs
Emily Komlossy
Juan E. Monteverde
369 Lexington Avenue, 10th Floor
New York, NY 10017
(212) 983-9330

LEVI & KORSINSKY LLP	FARUQI & FARUQI, LLP
Shannon Hopkins	James McEvilly
Scott Holleman	20 Montchanin Road, Suite 145
30 Broad St., 24th Floor	Wilmington, DE 19807
New York, NY 10004	(302) 482-3182
(212) 363-7500

Co-Lead Counsel for Plaintiffs	Co-Lead Counsel for Plaintiffs

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